Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following presentation is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

June 2020 VIATRIS: A New Champion for Global Health TM

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the coronavirus pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made. Forward-Looking Statements

Additional Information and Where to Find It This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its preliminary proxy statement relating to its 2020 Annual Meeting filed with the SEC on May 28, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures Mylan is not providing forward looking information for accounting principles generally accepted in the United States (“U.S. GAAP”) reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period. The stated forward-looking non-GAAP financial measure, ≤ 2.5x sustained leverage target, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance. For the quarter ended March 31, 2020, Mylan’s Credit Agreement Adjusted EBITDA was based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”). For the quarter ended March 31, 2020, Mylan calculated adjusted EBITDA as U.S. GAAP net earnings (loss) adjusted for clean energy investments pre-tax loss, income tax provision (benefit), interest expense and depreciation and amortization (to get to EBITDA) and further adjusted for share-based compensation expense, litigation settlements and other contingencies, net and restructuring, acquisition related and other special items to get to adjusted EBITDA. References to free cash flows are to U.S. GAAP net cash provided by operating activities minus capital expenditures. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenues. Historical Mylan non-GAAP financial measures may not be directly comparable to future non-GAAP financial measures that may be used by the combined company. This presentation includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, leverage target, EBITDA, free cash flow, 2020E EBITDA margin, average estimated gross debt to 2020E EBITDA and total enterprise value to 2020E EBITDA are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, if applicable, provide a more complete understanding of the factors and trends affecting our operations. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and, if applicable, the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

Empowering people worldwide to live healthier, at every stage of life. PARTNERSHIP LEADERSHIP ACCESS

Substantial Merits of Mylan’s Combination with Pfizer’s Upjohn Business Enhance our global scale and geographic reach. Accelerate Mylan’s own standalone business plan by at least 3-5 years. A few of the benefits we believe VIATRIS will deliver: Create an even stronger financial profile by Further strengthening our balance sheet and our financial flexibility, targeting < 2.5 leverage* Expanding our adjusted EBITDA* margins while generating greater free cash flow Emphasize Total Shareholder Return (TSR) Creating a shareholder friendly capital allocation model Expected dividend > 25% of free cash flow* beginning first full quarter after close Create an even stronger business model and operating platform with expanded commercial capabilities to enhance adjusted EBITDA* and cash flow growth profile ~$1 billion in annual cost synergies expected by the fourth full year after close More attractive revenue growth opportunities 1 2 3 4 5 * Non-GAAP measures. Please see slide 4.

Empowering people worldwide to live healthier, at every stage of life Partner of Choice™ Creating better value for all stakeholders Global Supply Network Expansive Technical Expertise Cost Efficient Operating Platform Broad Global Commercial Reach Across Channels &TAs Global Healthcare GatewayTM VIATRIS Will Offer a Unique Global Healthcare GatewayTM

Clear Roadmap of Execution to Optimize Total Shareholder Return (TSR) Years 0 1 2 3 4 5 6 7+ Business Execution Capital Allocation Operations Leverage New Pipeline Launches Capital Return Synergies Business Development New Pipeline Investment INTEGRATION PRODUCT LAUNCHES ~$3bn COST SYNERGIES REVENUE SYNERGIES RAPID DELEVERAGING SHARE REPURCHASES DIVIDENDS Transaction Close

Expected Attractive Financial Profile

	VIATRIS	Selected Spec Pharma / Generics					
	✓ More Balanced Risk Profile ✓ Robust Balance Sheet						
Market Cap ($bn)	~$21[1]	$16	$14	$9	$8	$8	$1
	Mylan + Upjohn	SUN PHARMA	teva	Mylan	hikma.	Perrigo	amneal
2020E EBITDA Margin[2] *	~40%[5]	23%	28%	30%	28%	18%	23%
Avg. Est. Gross Debt / 2020E EBITDA[3] *	≤ 2.5x Sustained leverage target			~4x			
Pays Dividend / *Dividend Yield*[4]	✓ *2.7%-4.8%*[6]	✓ *0.7%*	✗	✗	✓ *1.4%*	✓ *1.6%*	✗
TEV / 2020E EBITDA[7] *	What multiple will VIATRIS deserve?	~16x	~8x		~12x	~12x	~10x

Creates a Differentiated Industry Leader with a Strong Financial Profile and Opportunities to Deliver Substantial Shareholder Returns

* Non-GAAP measures. Please see slide 4.
Source: Company filings, Capital IQ.
Note: Market data as of 05/28/2020.
1 Assumes estimated pro forma shares of 1.215bn and Mylan price per share as of 05/28/2020 2 Consensus estimate for calendar year 2020 EBITDA, per Capital IQ as of 05/28/2020 divided by consensus estimate for calendar year 2020 Revenue, per Capital IQ as of 05/28/2020. Consensus estimates are not internal estimates. Figures adjusted to reflect 2020E calendar year; 3 Average estimated gross debt / 2020E EBITDA based on consensus EBITDA estimates (see footnote 2) and estimated gross debt outstanding, calculated as short and long-term debt, plus lease obligations and other liabilities, as of the last reported publicly available filings. EBITDA estimates adjusted to reflect 2020E calendar year; 4 Dividend per share declared in the last 12 months divided by the company share price dated 05/28/2020; 5 2020E pro forma adjusted EBITDA margin including phased-in synergies, illustratively assumes $250mm of synergies in 2020E; 6 Dividend per share assumes 25% of illustrative $4bn of pro forma 2020E free cash flow paid as dividend, divided by pro forma share count of 1.215bn. 2.7% and 4.8% dividend yield based on illustrative ~$30 and ~$17 VIATRIS share price, respectively; 7 Based on consensus EBITDA estimates (see footnote 2). EBITDA estimates adjusted to reflect 2020E calendar year. Total enterprise value calculated as market capitalization dated 05/28/2020 plus debt outstanding less cash and cash equivalents plus non-controlling interest and less investment in affiliates as reported in the latest public filing.

9

Highly Qualified Viatris Board of Directors



Robert Coury
Executive Chairman
- Current Executive Chairman at Mylan N.V.



W. Don Cornwell
- Current Pfizer Director
- Former Chairman and CEO at Granite Broadcasting Corporation



Melina Higgins
- Current Mylan N.V. Director
- Former Partner and Managing Director at Goldman Sachs



Richard A. Mark
- Current Mylan N.V. Director
- Former Partner at Deloitte & Touche LLP ("D&T")



Pauline van der Meer Mohr
- Current Mylan N.V. Director
- Former Sr. EVP and Head of Group Human Resources at ABN AMRO NV



Michael Goettler
Chief Executive Officer
- Current Group President at Upjohn



JoEllen Lyons Dillon
- Current Mylan N.V. Director
- Former EVP, Chief Legal Officer and Corporate Secretary at The ExOne Company



James Kilts
- Current Pfizer Director
- Former Chairman and CEO at Gillette



Mark W. Parrish
- Current Mylan N.V. Director
- Previously held management roles with Cardinal Health and its affiliates



Rajiv Malik
President
- Current Mylan N.V. Director
- Current President at Mylan N.V.



Neil Dimick
- Current Mylan N.V. Director
- Former Partner at D&T
- Former EVP and CFO at AmerisourceBergen Corporation



Harry A. Korman
- Current Mylan N.V. Director
- Former Global COO at Mylan



Ian Read
- Former Chairman and CEO at Pfizer
- Current Director at Kimberly-Clark Corporation

The combination of Mylan and Pfizer experience and skillsets will help ensure a best-in-class Board of Directors with the extensive experience, knowledge and strategic vision to guide and oversee the unique global platform of the new combined company

Directors' Collective Experience and Expertise Includes:

- CEO Experience
- Risk Oversight / Compliance
- Public Company Management
- Global Experience with Focus on Asia-Pac
- Legal & Regulatory Oversight
- Commercial Pharma Experience
- Science
- Finance
- Diversity
- Strategy / M&A
- Sustainability

10

Deep Expertise from Both Legacy Companies The leadership team’s collaborative approach will leverage complementary strengths through the future integration and beyond Robert Coury Executive Chairman As Executive Chairman of VIATRIS, will lead the Board and strategic direction of the Company, including capital allocation prioritization with management; oversee the transition and future integration of the new management team; and mentor and drive the management team to execute on the Company’s strategy to deliver strong performance and growth Experienced board chair and executive who has been the principal architect of the transformation of Mylan through his direction of a series of transformative acquisitions over the last 17 years Currently Executive Chairman, Mylan N.V. Michael Goettler Chief Executive Officer As Chief Executive Officer of VIATRIS, will lead and be responsible for the execution of the Company’s strategy Seasoned and talented pharma executive with strong leadership skills, international expertise and deep industry knowledge Currently Global President, Upjohn Rajiv Malik President As President of VIATRIS, will report to the CEO and oversee day-to-day operations and serve as a complementary partner to the CEO Unique profile as a scientist, who also possesses operational and commercial expertise, along with strong financial acumen Currently President, Mylan N.V. Sanjeev Narula Chief Financial Officer As Chief Financial Officer of VIATRIS, will report to the CEO Broad knowledge of the generic and branded pharmaceutical business, as well as diversified experiences in controllership, external reporting, financial planning & analysis (FP&A), business development and audit functions Currently CFO, Upjohn

Commitment to Global Social Responsibility (GSR) Viatris’ greater scale will help accelerate our mission to serve the world’s changing healthcare needs and further support our commitment to providing greater access to medicines to more patients across the globe GSR Oversight Enhancements to Mylan’s GSR oversight: Included GSR as focus area for Executive Governance Team and global Risk Management Team Added oversight of management’s efforts with respect to GSR as a formal component of the charter of Mylan’s Risk Oversight Committee Undertook formal process to identify the topics of greatest GSR significance to our business and to our stakeholders Broadened engagement on ESG matters with stakeholders through meetings with investors, additional communication with business partners and active participation in discussions with non-governmental organizations and industry associations Human Capital Management Mylan’s Talent Principles: Hiring with rigor is a must Developing talent is the responsibility of every leader Management must invest energy in assessing talent and potential Professional development is required for everyone Successors are identified for critical roles Diverse perspectives drive innovation COVID-19 Update Mylan leadership has implemented robust processes and guidelines, led by a pandemic nerve center team, to ensure timely and comprehensive updates and oversight of actions and developments globally regarding the pandemic and its impact on the company, its workforce, locations of operations, customers, suppliers, markets and local communities Though the world has changed, our mission remains the same; the pandemic magnifies the need to deliver cost-effective and innovative therapies around the world Our top priority continues to be the safety of our employees, including our dedicated sales force and commercial team of 7,500 people globally We continue to collaborate with pharmacies, hospitals, wholesalers, governments and healthcare providers to help ensure patient needs are addressed Extensive efforts have been made to contribute to clinical trials, as well as to ensure supply continuity for critical medicines